Exhibit 99.70

Consent of Independent Auditor

We consent to the use of our report dated March 6, 2018, with respect to the consolidated financial statements of Mogo Finance Technology Inc. as at and for the years ended December 31, 2017 and 2016, which appears in Exhibit 99.65 included in the Registration Statement on Form 40-F for the registration of the common shares of Mogo Finance Technology Inc., without par value.

We also consent to the reference to us under the heading “Experts,” which appears in the Annual Information Form for the fiscal year ended December 31, 2017 included in Exhibit 99.68 to the Registration Statement on Form 40-F.

Yours very truly,

/s/ MNP LLP

Winnipeg Manitoba, Canada

March 7, 2018